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                                                                    EXHIBIT 99.7

PRIVILEGED AND CONFIDENTIAL
ATTORNEY WORK PRODUCT
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Contact:  Mr. Jochen Doering
          Siemens Nixdorf
          001 49 89 636-42700

          Ms. Stacy Welsh
          Pyramid
          (408) 428-8298


                                                           For Immediate Release


               SIEMENS NIXDORF INFORMATIONSSYSTEME AG COMPLETES
                TENDER OFFER FOR PYRAMID TECHNOLOGY CORPORATION

        NEW YORK, March 2, 1995 -- Siemens Nixdorf Informationssysteme AG ("SNI") announced today that it had completed its tender offer for Pyramid Technology Corporation ("Pyramid") (NASD: PYRD). The tender offer was made by Siemens Nixdorf Mid-Range Acquisition Corp. ("Siemens Mid-Range"), an indirect wholly-owned subsidiary of SNI AG.

        The tender offer expired as scheduled at 12:00 midnight, New York City time, on Wednesday, March 1, 1995. Based on a preliminary count, 12,970,000 shares, representing approximately 79.6% of the outstanding shares of common stock of Pyramid, were tendered pursuant to the tender offer, either by physical delivery or pursuant to notices of guaranteed delivery, and were accepted for payment at $16.00 net per share in cash. In addition to the Pyramid shares acquired in the tender offer, SNI owns 2,717,743 Pyramid shares, representing approximately 16.7% of the outstanding shares of common stock of Pyramid.

        As a result, Siemens Mid-Range and its affiliates own approximately 96.3% of the outstanding shares of common stock of Pyramid, which is a sufficient number of shares to enable Siemens Mid-Range to merge into Pyramid without a vote or meeting of Pyramid's stockholders. After the merger, SNI will indirectly own 100% of Pyramid. Shares of Pyramid which were not tendered into the offer will be converted automatically into the right to receive $16.00 net per share in cash. Siemens Mid-Range intends to effect the merger as soon as possible.